APPENDIX B:
FINANCIAL STATEMENTS
(Audited)

Commongrounds Cooperative and Affiliate

Financial Statements and Report

December 31, 2020 and 2019

Table of Contents



Independent Accountant's Audit Report

Board of Directors
Commongrounds Cooperative and Affiliate
Traverse City, Michigan

Report on the Financial Statements

We have audited the accompanying balance sheets of Commongrounds Cooperative and Affiliate as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Commongrounds Cooperative and Affiliate and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sparrow Vision Inc.'s internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sparrow Vision Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Commongrounds Cooperative and Affiliate as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
October 6, 2021

Commongrounds Cooperative and Affiliate
Balance Sheet
As of December 31, 2020 and 2019

	2020	2019
	$	$
Assets		
Current Assets		
Cash and cash equivalents	601,289	184,610
Other receivables	234	-
Total Current Assets	601,523	184,610
Property, plant, and equipment, net of accumulated depreciation of $0 and $0 for 2020 and 2019, respectively	1,424,899	1,389,091
Member Receivable	22,000	22,000
Deferred tax assets, net of valuation allowance of $0 and $0 for 2020 and 2019, respectively	95,913	63,807
Total Assets	2,144,335	1,659,508
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	5,300	-
Current maturities of long-term debt	530,000	530,000
Total Current Liabilities	535,300	530,000
Total Liabilities	535,300	530,000
Stockholders' Equity		
Total Commongrounds Cooperative and Affiliate Stockholders' Equity		
Members' Class C certificates	27,450	26,300
Members' Class T-1 certificates	600,000	-
Members' Equity	835,663	835,663
Accumulated Deficit	(273,295)	(152,502)
Total Commongrounds Cooperative and Affiliate Stockholders' Equity	1,189,818	709,461
Noncontrolling interests	419,217	420,047
Total Stockholders' Equity	1,609,035	1,129,508
Total Liabilities & Stockholders' Equity	2,144,335	1,659,508

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Commongrounds Cooperative and Affiliate

Statement of Operations

For the years ended December 31, 2020 and 2019

	2020	2019
	$	**$**
Operating Expenses		
Selling, general and administrative		
Bank and financing fees	42,208	44,321
Staff wages and benefits	37,600	36,000
Legal and other professional fees and services	32,979	17,638
Memberships and licenses	12,010	12,721
Advertising and promotion	6,769	48,763
Insurance	2,955	348
Office supplies	1,939	1,262
Other selling, general and administrative expense	374	1,863
Events	-	2,353
Total Operating Expenses	136,834	165,269
Operating Income (Loss)	(136,834)	(165,269)
Other Income (Expense)		
Interest expense	(22,967)	(51,375)
Other income (expense)	6,072	338
Income (Loss) Before Provision (Benefit) for Income Taxes	(153,729)	(216,306)
Income tax expense (benefit)	(32,106)	(63,807)
Net Income (Loss)	(121,623)	(152,499)
Net income (loss) attributable to noncontrolling interests	(830)	3
Net Income (Loss) Attributable to Commongrounds Cooperative and Affiliate	(120,793)	(152,502)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Commongrounds Cooperative and Affiliate

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2020 and 2019

	Members' Class C Certificates $	Members' Class T-1 Certificates $	Other Members' Equity $	Accumulated Deficit $	Noncontrolling Interest $	Total Stockholders' Equity $
Balance at January 1, 2019	20,000	-	42,212	-	420,045	482,257
Net income (loss)	-	-	-	(152,502)	3	(152,499)
Member Contributions	-	-	793,450	-	-	793,450
Issuance of membership certificates	6,300	-	-	-	-	6,300
Balance at December 31, 2019	26,300	-	835,662	(152,502)	420,048	1,129,508
Net income (loss)	-	-	-	(120,793)	(830)	(121,623)
Issuance of membership certificates	1,150	600,000	-	-	-	601,150
Total	27,450	600,000	835,662	(273,295)	419,218	1,609,035

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Commongrounds Cooperative and Affiliate
Statement of Cash Flows
For the years ended December 31, 2020 and 2019

	2020 $	2019 $
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(121,623)	(152,499)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Provision (benefit) for deferred taxes	(32,106)	(63,807)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(234)	1,448
Other assets	5,300	(44,305)
Net Cash Provided by (Used in) Operating Activities	(148,663)	(259,163)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(35,808)	(343,417)
Cash Flows from Financing Activities		
Proceeds from issuance of Members' Class C certificates	1,150	6,300
Proceeds from issuance of Members' Class T-1 certificates	600,000	-
Repayments of member loan	-	(140,000)
Member Contributions	-	793,450
Net Cash Provided by (Used in) Financing Activities	601,150	659,750
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	416,679	57,170
Cash, cash equivalents, and restricted cash at beginning of year	184,610	127,440
Cash, Cash Equivalents, and Restricted Cash at End of Year	601,289	184,610

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Notes to the Financial Statements

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

1. Summary of significant accounting policies

a. Nature of operations

Commongrounds Cooperative and Affiliate (the company or Cooperative) is organized as a Michigan non-profit corporation which operates for the purposes of community and real estate development and transforming real estate development by providing inclusive opportunity for community and tenant members to own and engage with all stages of a development, including planning, financing, ownership, and management; to design facilities for their benefit, use, and occupancy; and purposes and activities incidental and related to the foregoing purposes.

Commongrounds, LLC (the "LLC") is owned 60% by Commongrounds Cooperative. Accordingly, the financial statements of the two companies are consolidated and collectively referred to as the Cooperative. All intercompany accounts and transactions have been eliminated in consolidation.

b. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

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• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Risk and Economic Uncertainties

The outbreak of a novel coronavirus (COVID-19), which the World Health Organization declared in March 2020 to be a pandemic, continues to spread throughout the United States of America and the globe. Many State Governors issued temporary Executive Orders that, among other stipulations, effectively prohibit in-person work activities for most businesses and industries including nonprofit entities, having the effect of suspending or severely curtailing operations. As a result, the COVID-19 outbreak is disrupting and affecting the Cooperative's normal activities. The extent of the ultimate impact of the pandemic on the Cooperative's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on investors, program recipients, employees, vendors, and other constituents, all of which cannot be reasonably predicted at this time. While management reasonably expects the COVID-19 outbreak to negatively impact the Cooperative's consolidated financial condition, operating results, and, where applicable, the timing and amounts of cash flows, the related financial consequences and duration are highly uncertain.

f. Non-controlling interest

The Cooperative's non-controlling interest in the LLC is reported in accordance with *ASC 810-10*, which states that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity, separate from the parent's equity, in the consolidated financial statements. In addition, consolidated net income should be adjusted to include the net income attributed to the non-controlling interests.

g. Cash and cash equivalents

Cash and cash equivalents includes cash in bank deposit accounts which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

at cost which approximates market value. The Cooperative maintains its deposits in amounts which, at times, may exceed federally insured limits. Management does not believe the Cooperative is exposed to any significant risk as a result of these deposits.

h. Member Certificates

Commongrounds is organized on a non-stock, membership basis. Commongrounds has three voting membership certificate classes, Class C (community members), Class T-1 (tenant members), and Class R-1 (residential tenant members). Commongrounds also has one non-voting membership class, Class S (supporter members). There were no members' Class R-1 or Class S certificates issued at December 31, 2020 and 2019.

i. Income Taxes

Commongrounds is subject to federal taxation under the Internal Revenue Code (IRC).

At December 31, 2020, Commongrounds has available net operating loss carryforwards totaling $456,729 that may be offset against future federal taxable income. The net operating losses do not expire as under federal tax law net operating losses generated after December 31, 2017 do not expire. As such, Commongrounds has recognized an income tax benefit, based on applying the statutory federal income rates to income before income taxes, of $32,106 and $63,807, for the years ended December 31, 2020 and 2019 respectively, and a deferred tax asset of $95,913 and $63,807 at December 31, 2020 and 2019, respectively.

The LLC has elected to be taxed as a partnership under the provisions of the IRC whereby taxable income, as well as tax credits, are passed directly to the members for inclusion in their income tax returns. Therefore, income taxes for the LLC are not provided in these consolidated financial statements.

The Cooperative analyzes its income tax filing positions in the federal and state jurisdictions where it is required to file income tax returns, for all open tax years in these jurisdictions, to identify potential uncertain tax positions.

The Cooperative has evaluated its income tax filing positions for fiscal years 2017 through 2020, the years which remain subject to examination as of December 31, 2020. The Cooperative concluded that there are no significant uncertain tax positions requiring recognition in these consolidated financial statements. The Cooperative does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly change in the next twelve months.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

The Cooperative does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2020, and is not aware of any claims for such amounts by federal or state income tax authorities.

j. Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting and legal fees are expensed as incurred.

k. Advertising Costs

The Company expenses advertising costs as they are incurred.

l. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Management reviews these assets for impairment whenever events or changes in circumstances indicate the related carrying amount may not be recoverable. Construction in progress and Land is stated at cost and not depreciated. Refer to Note 3 for a detail of the company's balances at December 31, 2020 and 2019.

2. Member Loan

Member loan consists of a note payable to a member, with annual interest only payments charged at 4% and remaining principal and interest due at the time the construction financing loan is complete which occurred in February 2021.

3. Property, plant, and equipment

The historical costs of the Cooperative's property, plant and equipment atDecember 31, 2020, and 2019were as follows:

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

	2020	2019
	$	$
Construction in progress	424,899	389,091
Land	1,000,000	1,000,000
Total	1,424,899	1,389,091

As Construction in progress has yet to be placed into service there has been no accumulated depreciation. Management estimates the costs to complete the construction in process to be approximately $12,000,000.

4. Membership Share Certificates

a. Member Certificates Summary

Commongrounds is organized on a nonstock, membership basis. Commongrounds has three voting membership certificate classes, Class C (community members), Class T-1 (tenant members), and Class R-1 (residential tenant members). Common grounds also has one non-voting membership class, Class S (supporter members). There were no members Class R-1 or Class S certificates issued at December 31, 2020 and 2019.

b. Description of Class T-1 Patron-Member Certificates

The Cooperative's Articles and Bylaws allow for the creation of a T-1 Patron-Member class, whose members must purchase a T-1 Patron-Membership Share that is tied to a 99-year renewable lease for a unit in the facilities operated by the Cooperative in Traverse City, Michigan. The purpose of becoming a T-1 Patron-Member of Commongrounds is to assure access to the goods, services and facilities of Commongrounds, and not to gain profit. The T-1 Members are not entitled to and have no expectation of annual dividends. Each T-1 Patron-Member Certificate is entitled to one (1) vote and has the right to notice of member meetings, as provided in the Articles of Incorporation and Bylaws. In 2020, the Cooperative entered into agreements with five patrons totaling $600,00 for T-1 Certificates.

c. Class C Patron-Member

Any patron may apply for admission to the Cooperative as a Class C Member and purchase a share of common voting stock at the price set by the Board. Each Class C Member is entitled to one (1) vote and has the right to notice of member meetings, as provided in the Articles of Incorporation and Bylaws. The following is the amount of Class C Common voting stock at December 21, 2020 and 2019:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

	2020	2019
	$	$
Class C Certificates	27,450	26,300
Total	27,450	26,300

5. EIDL Advance

On June 22, 2020, Commongrounds received $5,000 in the form of an EIDL Advance from the Small Business Administration (SBA). The SBA's EIDL Advance is designed to provide economic relief to businesses that were impacted by the COVID-19 pandemic. The EIDL Advance does not need to be repaid and the full amount of the Advance has been included in Miscellaneous Other Income on the 2020 Statement of Operations.

6. Subsequent Events

The Cooperative entered into an agreement on December 18, 2020 with the Michigan Strategic Fund for a $1,500,000 grant in connection with the construction of a new commercial and residential development. Funding was received in February 2021.

On February 24, 2021, the entire member loan and accrued interest was paid in full.

The Cooperative entered into an agreement on December 18, 2020 with the Local Brownfield Redevelopment Fund for a $210,000 grant in connection with the construction of a new commercial and residential development. Funding was received as applicable construction costs are incurred and expected to be received in full in 2021.

The Cooperative entered into an agreement on February 26, 2021 with a bank for a construction loan for an amount not to exceed $8,000,000. Interest will be charged at the interest rate formula of 5-Year Treasury plus 4.25% with a floor of 5.50%. Payment terms will be determined by the bank at the date of the execution of the promissory note. The loan will require interest only payments for the first 18 months and then will require monthly principal and interest payments through maturity in February 2051. Payment terms will be determined by the bank at the date of the execution of the promissory note. The loan is collateralized by all assets of the Cooperative.

The Cooperative entered into an agreement on February 26, 2021 with HASI OBS OP A LLC for a loan in the amount of $1,850,000. Interest will be charged at 5.80%. The loan will require semi-annual interest only payments through June 2, 2022 and then will require semi-annual principal and, interest and fee payments ranging from $71,000 to $73,000 in June and December through maturity in December 2046. The loan is

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Commongrounds Cooperative and Affiliate
Notes to the Financial Statements
For the years ended December 31, 2020 and 2019

collateralized by real estate.

The Cooperative entered into an agreement on February 26, 2021 with IFF, a nonprofit corporation, for a loan in the amount of $1,500,000. Interest will be charged at 6.63% through August 31, 2027 and then adjusted on September 1, 2027 and again on September 1, 2032 based on the United States Treasury obligations. The loan will require interest only payments through October 2022 and then monthly principal and interest payments of $11,294 through maturity in September 2037. The loan is collateralized by real estate.

During February 2021, the Cooperative received approximately $610,000 upon issuance of additional members' Class T-1 certificates.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.